Exhibit 99.1

Draganfly Selected to Partner with First Atlantic Nickel Corp to Help Develop Critical Mineral Project

First Atlantic Nickel Corp. to Utilize Cutting-Edge Survey Technology for Potential Strategic Bulk Tonnage Nickel Deposit

St. John’s, Newfoundland and Labrador, June 13, 2024 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that it has been selected by First Atlantic Nickel Corp. to utilize its proprietary survey technologies and services to help explore for what could be the first awaruite and district scale nickel project in Atlantic Canada.

Working with management and experts at First Atlantic Nickel, Draganfly’s drone, sensors and personnel have been specifically tailored to help maximize the potential success of this important project. Awaruite, a highly magnetic nickel-iron alloy, will be the primary target of initial surveys utilizing Draganfly’s advanced drone sensors, which will be instrumental in rapidly identifying the strongest zones of awaruite nickel mineralization within the extensive Atlantic Nickel Project.

“Draganfly Services utilizing our technologies and services are a key part of our long-term strategy,” said Cameron Chell, CEO of Draganfly. “Nothing” collects data better than a drone and Draganfly services whether in Mineral Exploration, Wildfire Management, or Landmine Detection is focused on collecting and creating unique proprietary data central to our and our client’s overall data and AI strategy. Long-term data powered by AI is what will define the world’s largest drone companies and Draganfly is committed to a path of being a leader in Data and AI thanks to our ability to collect and create data via our drone and software platforms.

“First Atlantic Nickel Corp is excited to collaborate with Draganfly, a renowned drone technology company, to accelerate the exploration of our flagship Atlantic Nickel Project. With a 30km nickel-bearing system in Atlantic Canada, this project has the potential to become a multi-deposit district-scale project that could play a crucial role in securing North America’s critical mineral supply chains. The project hosts awaruite, a unique nickel-iron alloy mineral. Draganfly’s advanced drones will provide high-resolution data, helping us pinpoint the most prospective awaruite zones. This data will be crucial for our 2024 summer exploration and drilling programs, maximizing our chances of making significant discoveries that contribute to the resilience of North American nickel supply,” stated Adrian Smith, CEO of First Atlantic.

The project reflects an evolving landscape in drone technology, and the thought leadership of First Atlantic Nickel Corp where integrating various systems and payloads expands the capabilities and applications of UAVs providing more quickly developed data, lower cost data, and unique strategic insights.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com. For additional investor information, visit:

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Media Contact

Erika Racicot

Email: erika@businessinstincts.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements in this release include, but are not limited to, statements with respect to the potential success of the joint project, the expected results and impacts of the initial surveys, the outcomes resulting from the integration of systems and payloads, the development and use of AI by Draganfly and other companies in the industry, the development and potential of the Atlantic Nickel Deposit, and First Atlantic Nickel’s intended use of Draganfly’s drones and services. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the Company’s financial condition, the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR+ website at www.sedarplus.ca. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.